February 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Knapp and Shannon Menjivar

Re:	Austerlitz Acquisition Corporation II

Registration Statement on Form S-1

Filed February 10, 2021 as amended

File No. 333-252933

Dear Mr. Knapp and Ms. Menjivar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Austerlitz Acquisition Corporation II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 25, 2021 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 1,000 copies of the Preliminary Prospectus dated February 23, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC as Representative of the Several Underwriters

By:	/s/ Ryan Kelly
Name: Ryan Kelly
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC as Representative of the Several Underwriters

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]

BOFA SECURITIES, INC. as Representative of the Several Underwriters

By:	/s/ Philip Turbin
Name: Philip Turbin
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]